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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70513

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ENERGY DOMAIN SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 ROGERS RD
(No. and Street)

FORT WORTH (City) TX (State) 76107 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HASNAIN NAVEED (Name) 212-668-8700 (Area Code – Telephone Number) HNAVEED@ACISECURE.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MCBEE & CO., PC
(Name – if individual, state last, first, and middle name)

718 PAULUS AVE (Address) DALLAS (City) TX (State) 75214 (Zip Code)

SEPTEMBER 22, 2009 (Date of Registration with PCAOB)(if applicable) 3631 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Heath Stock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ENERGY DOMAIN SECURITIES, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA LEE ESTERDAY
Notary ID #128563785
My Commission Expires
April 17, 2027

Signature:

Title:
Chief Compliance Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENERGY DOMAIN SECURITIES, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of December 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ENERGY DOMAIN SECURITIES, LLC
AS OF DECEMBER 31, 2023

Table of Contents

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Energy Domain Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Energy Domain Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Energy Domain Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Energy Domain Securities, LLC's management. Our responsibility is to express an opinion on Energy Domain Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Energy Domain Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Energy Domain Securities, LLC's auditor since 2022.

Dallas, Texas
February 13, 2024

ENERGY DOMAIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS:		
Cash	$	34,069
Prepaid expenses		20,573
TOTAL ASSETS	$	54,642
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	5,306
TOTAL LIABILITIES		5,306
MEMBER'S EQUITY		49,336
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,642

See accompanying notes to financial statement

ENERGY DOMAIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Energy Domain Securities, LLC (the "Company") was formed as a limited liability company in Texas on February 2, 2020. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is authorized to engage in selling oil and gas interests, and operate a web based platform focused on facilitating transactions of oil and gas interests through a proprietary marketplace technology, which allows for the listing, evaluating, and transacting of interests. The platform automates and simplifies the offering and investment process for issuers and investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its owner to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The owner is not contractually obligated to continue to provide support.

Revenue and Expense Recognition

Commission Earned from the Sale of Oil and Gas Interests Based Products

The Company earns commission income upon transacting of oil and gas interests between issuers and investors. Payments for services are payable in accordance with the terms of the seller and buyer agreements under normal deal terms. Commission income is recognized and payable on the closing date (the date on which the transaction is finalized) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the performance obligation is satisfied on the closing date because that is when the underlying oil and gas interest and purchaser are identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred from issuer to the investor.

Disaggregation of Revenue

All of the revenue for the year ended December 31, 2023 was from commissions earned from sale of oil and gas based products.

Receivables and Contract Balances

At December 31, 2023, the Company had no contract assets or contract liabilities.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on reversal, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2023, the Company had no material unrecognized tax and no uncertain tax positions.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $28,763 which was $23,763 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2023, the amount in excess of insured limits of $250,000 was $0.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The web based platform through which the Company operates in selling oil and gas interests is owned by Energy Domain, LLC (the "Parent"). The Company has a licensing agreement with the Parent.

The Company has an expense sharing agreement in place with the Parent. The agreement permits the allocation of certain shared expenses to the Company. The shared expenses consists of compensation, occupancy, IT and communications, administrative and technology support staff and other general overhead expenses incurred in the normal course of business.

NOTE 6 – EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEA Rule 15c3-3 under the Securities Exchange Act of 1934.

ENERGY DOMAIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2023

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the period then ended.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through, February 13, 2024, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.